1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors Proposes NT$ 1.67 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Mar 21, 2013

Taichung, Taiwan, March 21, 2013–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ: SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 1.67 cash dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 14, 2013. The Board of Directors also approved:

1. Approved the 2012 Business Report and Financial Statements. Consolidated revenue for 2012 was NT$ 64,654,558 thousand, standalone revenue was NT$ 57,710,116 thousand, and net income was NT$ 5,619,602 thousand with diluted EPS of NT$ 1.82 per share.

2. Approved a proposal for distribution of 2012 profits:

(1)	A cash dividend of NT$ 1.37 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2012 net income of NT$ 5,619,602 thousand has already factored in employee profit-sharing expenses of NT$ 468,589 thousand and remuneration to directors and supervisors of NT$ 48,130 thousand. Employees’ bonuses of NT$ 468,589 thousand will all be distributed in cash.

3. Approved cash distribution to shareholders amounted to NT$ 1.67 per share, of which NT$ 0.3 per share is from capital reserve and NT$ 1.37 per share is earnings distribution.

4. Approved to amend the Company’s Articles of Incorporation.

5. Approve to amend the Company’s “Directors and Supervisors Election Procedure” as “Directors Election Procedure” and its partial provisions.

6. Approve to amend the Company’s “Endorsement and Guarantee Procedure”.

7. Approved to amend the Company’s “Procedures for the Acquisition and Disposal of Assets”.

8. Approved to schedule the 2013 Regular Shareholders’ meeting on June 14, 2013 at the New Palace Restaurant (No. 345, Chung-Te 5th Rd. Taichung).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: March 21, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer